7 World Trade Center at 250 Greenwich Street

New York, New York 10007

John J. Goggins

Executive Vice President and General Counsel

VIA EDGAR CORRESPONDENCE

May 19, 2015

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Moody’s Corporation
Form 10-K for the fiscal year ended December 31, 2014
Filed February 26, 2015
File No. 001-14037

Dear Mr. Spirgel:

On behalf of Moody’s Corporation (the “Company”), set forth below is the Company’s response to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by letter dated April 22, 2015 (the “April 22 Letter”), with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2014 (the “Form 10-K”) filed by the Company on February 26, 2015. The Staff’s comment and the Company’s response are set forth below.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

In future filings, please enhance your MD&A to discuss the likely impact of known trends, demands, commitments, events or uncertainties that are reasonably likely to have material effects on your financial condition or results of operations. For example, we note that issuance activity in Europe has been especially strong as issuers take advantage of record low interest rates. However, you do not provide a thorough discussion of this known trend. Please revise your disclosure to address how trends in the Eurozone might affect your revenues or income in future periods. Further, we note that your European operations are subject to foreign exchange pressure as the value of the Euro declines relative to the dollar.

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

However, you do not discuss whether foreign exchange pressure poses a risk to your results of operations in future periods. Note that disclosure is mandatory where there is a known trend or uncertainty that is reasonably likely to have a material effect on your financial condition or results of operations. For more information, refer to the Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations (Release Nos. 33-8350, dated December 29, 2003), and Section III of the Interpretive Rule on Management’s Discussion and Analysis (Release Nos. 33-6835, 34-26831, dated May 18, 1989).

We appreciate the Staff’s comment and confirm that we are aware of and seek to abide by both the Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations and the 1989 Interpretive Release on Management’s Discussion and Analysis. In our filings, we endeavor to provide complete disclosure of the likely impact of known trends that are reasonably likely to have material effects on our financial condition or results of operations, and in future filings, we will augment and enhance such disclosure in the MD&A where additional disclosure would be appropriate.

While our 2014 MD&A stated that one factor contributing to increased 2014 revenue was higher rated issuance volumes for bank loans in the Europe, Middle East and Africa (“EMEA”) geographic area reflecting issuers taking advantage of favorable market conditions, we also stated in our MD&A that the EMEA area experienced declines in investment-grade corporate debt, ABS, covered bond and infrastructure finance issuance revenues. It was uncertain at the time, and remains uncertain at this time, whether such issuance activity is reasonably likely to be maintained and thus we were not able to determine that it was reasonably likely to have a material effect on our future results of operations. As stated in the “Prospects for Growth” section of our Form 10-K, the Company’s business is dependent on many factors that are difficult to predict. These factors include the health of the world’s major economies, debt capital market activity, disintermediation of credit markets, fiscal and monetary policy of governments, such as interest rates, changing regulatory requirements, business investment spending, corporate refinancing needs, merger and acquisition activity, issuer profits, consumer borrowing levels and securitization activity. Furthermore, market dynamics have an impact on the type and volume of ratable debt securities that may be issued in a given period. For example, in certain market environments, bank loan issuance may be strong while investment-grade or high-yield bond issuance may be weak. With respect specifically to EMEA issuance activity, uncertainties as to whether low European interest rates are sustainable and whether prevailing rates in the U.S. or other macroeconomic conditions in the EU will counterbalance low European interest rates make it difficult to determine whether recent bank loan issuance activity in Europe will be sustained.

In addition, we do not operate our business in a manner that allows us to prospectively identify specific relationships between issuance volume and revenue changes. For example, if low interest rates in Europe lead an issuer that is part of our frequent issuer pricing program to issue more debt, then our revenues might not be affected. Similarly, if low interest rates in Europe lead an issuer that otherwise would issue debt in the United States to issue its debt in Europe, then our revenues might not be affected. Thus, due to the number of different types of ratable debt instruments that may be issued across various geographies for various purposes, recent issuance strength in one product in one region may not constitute an overall trend that is predictive of, or material to, the Company’s financial condition or results of operations. Accordingly, while we

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

may be able to retrospectively evaluate whether issuance activity by certain issuer types or with respect to certain product types drove revenue changes in a prior period, our ability to prospectively evaluate the effects of various pockets of issuance activity is limited. To this end, where possible, the Company will continue to describe how identifiable macroeconomic forces or other developments affect revenues, though often the Company will be unable to make such predictions regarding future revenue given the dynamic and constantly evolving nature of the financial markets and the wide variety of factors affecting issuance activity and revenue.

We recognize that fluctuations in foreign exchange rates will impact our reported results, as disclosed in Part 1, Item 1A, Risk Factors (where we state that exposure to exchange rate movements between foreign currencies and the U.S. dollar is one of the risks that arise from operating in multiple jurisdictions), and in Part 1, Item 7, MD&A, Market Risk (where we provide a sensitivity analysis disclosing the potential impact that changes in exchange rates would have on our foreign currency derivative portfolio). In the Market Risk section of the Form 10-K, we also disclosed that in 2014, 49% and 62% of the Company’s revenue and expenses, respectively, were reported in functional currencies other than the U.S. dollar. However, due to the inherent difficulty in predicting the movement of foreign exchange rates, which are determined by many extrinsic factors such as fiscal and monetary policy of governments, macroeconomics, and capital market activity, we were unable to predict whether foreign exchange rates were reasonably likely to maintain the levels they had reached over the last quarter of 2014 or continue the downward movement that commenced in the second half of 2014 and accelerated toward the end of 2014. We did, however, factor the exchange rate environment into our 2015 forecast of results of operations and disclosed in the section titled “2015 Outlook” of Part II, Item 7, the euro and British pound sterling foreign exchange rate assumptions that underlie our 2015 financial outlook, thereby effectively showing the effects on our results of operations if exchange rates maintained the assumed levels. In our 10-Q for the first quarter of 2015 (the “Q1 Form 10-Q”), we disclosed the updated euro and GBP foreign exchange rates used in our outlook for our results of operations for the remainder of 2015. In both of these disclosures, we also stated that our foreign exchange rate assumptions involved an important degree of uncertainty and that the Company’s results for 2015 could differ materially from the outlook for 2015 if actual conditions differed from our assumptions. Because it was important to the understanding of our first quarter 2015 results, in the MD&A of our Q1 Form 10-Q, we also discussed and quantified the effect of foreign exchange rate changes on the year-over-year comparison of our revenue, expenses and adjusted operating income.1 In future filings, we will continue to discuss the effects of changes in foreign exchange rates when material to an understanding of our financial condition or results of operations and to disclose, consistent with Release No. 33-6835, material effects on our financial condition or results of operations of known trends or uncertainties around future exchange rate changes.

[1]	Further, in our Q1 Form 10-Q, we disclose in Note 7 to the financial statements and in the Indebtedness portion of the Liquidity and Capital Resources section within MD&A that we completed a €500 million bond offering on March 9, 2015 and designated €400 million of the liability as a net investment hedge against foreign currency exposure relating to our net investment in subsidiaries whose functional currency is the euro, which will have the effect of decreasing the impact of changes in the euro exchange rate on our euro net assets.

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

In conclusion, as noted above, while it is often not possible to determine whether developments in the financial markets constitute a trend or to predict the reasonably likely effects of such developments, the Company is aware of and will seek to identify and to discuss the likely impact of known trends, demands, commitments, events or uncertainties that are reasonably likely to have material effects on our financial condition or results of operations.

*     *     *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We respectfully request that additional comments, if any, in connection with the subject filings be directed to the undersigned at 7 World Trade Center, 250 Greenwich Street, New York, New York 10007, Attention: John Goggins.

Sincerely,

/s/ John J. Goggins

John J. Goggins

Executive Vice President and General Counsel